November 8, 2006

BY FAX

Mr. James Rosenberg
Mr. James Atkinson
Ms. Tabatha Akins
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AmTrust Financial Services, Inc./Intangible Assets

Dear Mr. Rosenberg, Mr. Atkinson and Ms. Akins:

In response to the Staff’s comments by telephone on Tuesday, November 7, we have revised Footnote No. 4 to the Company’s audited year end financial statements and Footnotes No. 2 and No. 3 to the interim June 30 financial statements. A copy of the revised footnotes is attached.

We have revised the footnotes to:

1.
Indicate that any contingent payments made by the Company in excess of the recorded fair market value of the acquired intangible assets will be recorded as goodwill and will be subject to annual impairment testing.

The Staff requested that the Company revise its disclosure to describe how it accounts for contingent payments, if any, which exceed the recorded fair market value. The Company, in consultation with its auditors, BDO Seidman, and Ben Neuhausen, National Director of Accounting at BDO Seidman, concluded that, in accordance with SFAS 141, contingent payments, if any, in excess of the recorded fair market value of the acquired intangible assets are recorded as goodwill and would be subject to annual impairment testing.

2.	Indicate that the ultimate purchase price of the Alea transaction can not exceed $75 million.

3.	Show the actual amounts allocated to each component intangible asset based on the analysis utilized by the Company to allocate the recorded fair market value among the component intangible assets.

In prior correspondence, the Company has advised the Staff that it utilized a discounted cash flow analysis to allocate the carrying value of the intangible assets acquired in each transaction among the component intangible assets. The Staff noted that the Company’s allocations did not correspond directly to the allocations indicated by the analysis. In response, the Company agreed that, for each transaction, it would allocate the fair market value of each transaction based directly on the results of the analysis. The analysis and a summary of the resulting allocations are attached. We have revised the financial statements accordingly.

We appreciate the Staff’s responsiveness and are hopeful that we have resolved all of the Staff’s concerns. We look forward to the Staff’s concurrence with our immediately filing a final amendment accompanied by a request for acceleration of its effective date not later than November 13, 2006. Thank you.

Sincerely yours,

/s/ Stephen Ungar
Stephen Ungar
General Counsel

c:     Henry Rothman, Esq.
Joseph Walsh, Esq.
Jay J. Miller, Esq.
Imran Makda
Barry D. Zyskind
Ronald E. Pipoly, Jr.
Harry Schlachter

Page F-20 (2005 Financial Statements)
4. Goodwill and Intangible Assets

a)
On December 30, 2002, the Company purchased from Princeton Insurance Company (“PIC”) all of the issued and outstanding stock of the Princeton Agency, Inc. (“Princeton”) and PIC’s on-going workers’ compensation business, which consisted of the right to contract/conduct business with PIC’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 6,800 independent agents and brokers in 11 states. The purchase price was comprised of $500 paid at closing, plus a specified percent of the gross premium relating to new and renewal business written during the period from the closing date through the fifth anniversary of the closing date. The minimum guaranteed purchase price is $5,500. Intangible assets recorded as a result of this transaction was $5,500. The Company recorded a liability for the unpaid portion of the purchase price of $5,000. The balance outstanding at December 31, 2005 and 2004 was $2,411 and $3,500, respectively, and is included in other liabilities on the accompanying consolidated balance sheets. Any additional consideration will be recorded as goodwill as these amounts become known. No such additional amount has been recorded as of December 31, 2005 and 2004.

b)
On December 14, 2003, the Company acquired from the Covenant Group, Inc. (“CGI”) its on-going workers’ compensation business, which includes the right to contract/conduct business with CGI’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from CGI. The producer networks consist of approximately 235 independent agents and brokers in 7 states. The purchase price consisted of $600 ($100 paid at closing and $500 payable over sixty months). The minimum purchase price is $1,309. An intangible asset was recorded as a result of this transaction for $1,309. Additional purchase price will be based upon a specified percentage of new and renewal premium written for the three years commencing on the closing date, plus a percentage of CGI’s profit for the same three-year period. This additional purchase price is being recorded as goodwill as these amounts become known. Goodwill in the amount of $1,153 was recorded in 2005. The balance outstanding at December 31, 2005 and 2004 was $1,515 and $659, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

c)
On August 31, 2004, the Company acquired from Associated Industries Insurance Company and Associated Industries Insurance Services (collectively, “Associated”) its on-going small workers’ compensation business, which includes the right to contract/conduct business with Associated’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 250 independent agents and brokers in the State of Florida. The purchase price is comprised of $250 paid at closing, plus a specified percent of all gross premiums written for each policy that is written or renewed prior to December 31, 2007. The minimum guaranteed purchase price is $2,500. An intangible asset was recorded as a result of this transaction for $2,500. The Company has recorded a liability for the unpaid portion of the purchase price. Any additional consideration is being recorded as goodwill as these amounts become known. Goodwill in the amount of $432 was recorded in 2005. The balance outstanding at December 31, 2005 and 2004 was $2,467 and $2,250, respectively, and is included in other liabilities on the accompanying consolidated balance sheets.

d)
On December 13, 2005, the Company acquired from Alea North America, Inc. (“Alea”), a specialty property and casualty business the primary lines of which are workers’ compensation, general liability, auto liability and property, which included the acquisition of the right to contract/conduct business with Alea’s producer network, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer network consists of 25 wholesale agents which conduct business in all 50 states and serve in excess of 1,500 independent retail agents and brokers. The purchase price is equal to a percentage of gross premiums written through the fifth anniversary of the closing of this transaction. The Company paid a nonrefundable $12,000 advance at closing, of which $10,000 represents intangible assets and $2,000 represents the fair value of fixed assets acquired. The ultimate purchase price cannot exceed $75,000. Any additional consideration to the seller will be recorded as goodwill as these amounts become known.

The Company has determined that the intangible assets acquired in these acquisitions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller’s producer networks; the right to renew a discrete set of in-force policies and covenants not to compete, all of which were determined to be intangible assets with a finite useful life. This allocation was determined individually for each acquisition . The producer networks were recorded at $17,593 and will be amortized over 20 years on a straight line basis, the right to offer renewals on discrete sets of in-force policies were recorded at $1,330 and will be amortized over 7 years, calculated on an accelerated method, and the covenants not to compete were recorded at $385 and will be amortized over the life of the agreements on a straight line basis. Both goodwill and intangible assets are subject to annual impairment testing. There was no impairment recorded in 2005, 2004 and 2003.

The composition of the intangible assets is summarized as follows (in 000’s):

December 31, 2005	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Goodwill	$1,585	-	$1,585	N/A
Renewal Rights	1,330	-	1,330	7 years
Noncompete Covenant	385	-	385	5 - 9 years
Distribution network	17,593	$112	17,481	20 years
Total	$20,893	$112	$20,781	18.8 Average

December 31, 2004	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Renewal Rights	$831	-	$831	7 years
Noncompete Covenant	186	-	186	5 - 9 years
Distribution network	8,292	$-	8,292	20 years
Total	$9,309	$-	$9,309	18.6 Average

Amortization expense for 2005, 2004 and 2003 was $112, $0 and $0.

Page F-50 (Interim Financial Statements)

2. Business Acquisitions

On June 1, 2006, the Company acquired 100% of the issued and outstanding stock of Wesco Insurance Company (“Wesco”) for $22,500, which included Wesco’s statutory surplus of $15,000 and an additional $7,500. All pre-closing liabilities of Wesco are guaranteed by the seller. Wesco is a Delaware-domiciled property and casualty insurance company which is licensed in all 50 states. Wesco continues to write certain business for the seller, subject to contractual maximums as prescribed in the purchase agreement. This business is completely reinsured by an insurance subsidiary of the seller. Wesco receives a fronting fee under this arrangement. The purchase price in excess of net assets acquired of $7,500 was allocated to state insurance licenses acquired as a part of this transaction, which is reflected as intangible assets in the accompanying condensed balance sheet as of June 30, 2006. These state licenses are deemed to be intangible assets with indefinite lives and as such are not subject to annual amortization, but will be tested annually for impairment.

On June 1, 2006, the Company acquired from Muirfield Underwriters, Ltd. (‘Muirfield”), a subsidiary of Aon Corporation (“Aon”), the right to contract/conduct business with Muirfield’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from Aon. The producer network consists of approximately 275 independent agents and brokers in 11 states. The Company paid Muirfield $2,000 at closing and is obligated to pay a specified percentage of gross premiums written on new policies and renewal policies through the three year period ending May 31, 2009.. This $2,000 purchase price is reflected as intangible assets in the accompanying condensed balance sheet as of June 30, 2006. Any additional consideration to the seller will be recorded as goodwill as these amounts become known.

3.Intangible Assets

The Company has determined that the intangible assets acquired in these acqusitions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller’s producer networks; the right to renew a discrete set of in-force policies and covenants not to compete, all of which were determined to be intangible assets with a finite useful life. This allocation was determined individually for each acquisition. The producer networks were recorded at $19,303 and is being amortized over 20 years on a straight line basis, the right to offer renewals on discrete sets of in-force policies were recorded at $1,580 and is being amortized over 7 years, calculated on an accelerated method, and the covenants not to compete were recorded at $426 and is being amortized over the life of the agreements on a straight line basis. Goodwill and intangible assets are subject to annual impairment testing. No impairment was recorded during the six months ended June 30, 2006.

The composition of the intangible assets is summarized as follows (in 000’s):

June 30, 2006	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Goodwill	$1,956	$-	$1,956	N/A
Renewal Rights	1,580	392	1,188	7 years
Noncompete Covenant	426	119	307	5-9 years
Distribution network	19,303	1,452	17,851	20 years
State Insurance Licenses	7,500	-	7,500	Indefinite life
Totals	$30,765	$1,963	$28,802	18.7 Average Life

Amortization expense recorded during the six months ended June 30, 2006 was $1,851, of which $1,267 represents catch-up amortization related to prior years as a result of refining the classification and lives of the intangible assets.

Amtrust Finacial Services
Discounted Cash Flow Analysis

RR = Renewal Rights
PN = Producer Networks
Lines 2007 - 2027 = Present value of net after tax underwriting income
Terminal Value = Present value of terminal value after 20 years
Investment Income = Present value of after tax invesment income

	Covenant				Princeton				AIIS				Alea				Muirfield
	RR	PN	RR%	PN%	RR	PN	RR%	PN%	RR	PN	RR%	PN%	RR	PN	RR%	PN%	RR	PN	RR%	PN%
2007	559,940	2,669,570	17.34%	82.66%	1,171,128	3,061,540	27.67%	72.33%	1,707,341	2,009,081	45.94%	54.06%	1,641,179	7,476,484	18.00%	82.00%	449,772	487,253	48.00%	52.00%
2008	365,158	2,527,199	12.62%	87.38%	763,737	3,027,051	20.15%	79.85%	1,113,422	2,215,015	33.45%	66.55%	1,061,613	7,104,642	13.00%	87.00%	293,737	545,511	35.00%	65.00%
2009	238,157	2,352,505	9.19%	90.81%	498,112	2,897,267	14.67%	85.33%	726,177	2,255,078	24.36%	75.64%	731,412	6,582,711	10.00%	90.00%	195,435	556,239	26.00%	74.00%
2010	155,323	2,165,060	6.69%	93.31%	324,862	2,716,283	10.68%	89.32%	473,604	2,198,622	17.72%	82.28%	458,567	6,092,347	7.00%	93.00%	121,183	552,056	18.00%	82.00%
2011	101,304	1,977,075	4.87%	95.13%	211,879	2,512,090	7.78%	92.22%	308,891	2,082,845	12.91%	87.09%	293,367	5,573,971	5.00%	95.00%	84,418	518,569	14.00%	86.00%
2012	66,062	1,975,280	3.24%	96.76%	138,170	2,301,346	5.66%	94.34%	201,433	1,940,543	9.40%	90.60%	183,928	5,071,165	3.50%	96.50%	59,407	480,660	11.00%	89.00%
2013	43,083	1,624,013	2.58%	97.42%	90,110	2,094,823	4.12%	95.88%	131,368	1,787,076	6.85%	93.15%	141,202	4,565,534	3.00%	97.00%	38,697	445,015	8.00%	92.00%
2014	28,096	1,464,947	1.88%	98.12%	58,764	1,895,051	3.01%	96.99%	85,669	1,632,479	4.99%	95.01%	84,312	4,131,286	2.00%	98.00%	25,994	407,244	6.00%	94.00%
2015	18,328	1,319,157	1.37%	98.63%	38,331	1,714,505	2.19%	97.81%	55,881	1,483,255	3.63%	96.37%	56,636	3,719,074	1.50%	98.50%	19,402	368,629	5.00%	95.00%
2016	11,952	1,185,968	1.00%	99.00%	24,998	1,545,023	1.59%	98.41%	36,444	1,342,086	2.64%	97.36%	33,817	3,347,906	1.00%	99.00%	13,902	333,639	4.00%	96.00%
2017	7,795	1,065,083	0.73%	99.27%	16,303	1,389,835	1.16%	98.84%	23,757	1,210,869	1.92%	98.08%	22,716	3,006,131	0.75%	99.25%	9,338	301,937	3.00%	97.00%
2018	6,084	956,014	0.63%	99.37%	10,634	1,249,003	0.84%	99.16%	15,503	1,090,500	1.40%	98.60%	17,633	2,695,161	0.65%	99.35%	5,576	273,219	2.00%	98.00%
2019	3,315	857,250	0.39%	99.61%	6,933	1,120,942	0.61%	99.39%	10,108	980,204	1.02%	98.98%	9,719	2,420,001	0.40%	99.60%	2,497	247,206	1.00%	99.00%
2020	2,163	758,879	0.28%	99.72%	4,523	1,006,021	0.45%	99.55%	8,594	880,697	0.97%	99.03%	6,529	2,169,655	0.30%	99.70%	2,236	221,410	1.00%	99.00%
2021	1,410	689,151	0.20%	99.80%	2,950	902,116	0.33%	99.67%	4,301	790,377	0.54%	99.46%	3,898	1,945,205	0.20%	99.80%	1,502	198,808	0.75%	99.25%
2022	920	617,608	0.15%	99.85%	1,924	808,732	0.24%	99.76%	2,805	708,978	0.39%	99.61%	2,619	1,743,100	0.15%	99.85%	1,076	178,332	0.60%	99.40%
2023	600	553,036	0.11%	99.89%	1,254	724,352	0.17%	99.83%	1,828	635,278	0.29%	99.71%	1,876	1,561,681	0.12%	99.88%	803	159,884	0.50%	99.50%
2024	391	495,757	0.08%	99.92%	818	649,444	0.13%	99.87%	1,193	669,759	0.18%	99.82%	1,400	1,399,003	0.10%	99.90%	360	143,560	0.25%	99.75%
2025	255	444,227	0.06%	99.94%	534	582,014	0.09%	99.91%	778	510,718	0.15%	99.85%	1,254	1,253,020	0.10%	99.90%	258	128,644	0.20%	99.80%
2026	166	397,908	0.04%	99.96%	348	521,377	0.07%	99.93%	507	457,584	0.11%	99.89%	562	1,122,832	0.05%	99.95%	173	115,278	0.15%	99.85%
2027	108	356,146	0.03%	99.97%	227	466,688	0.05%	99.95%	331	409,636	0.08%	99.92%	331	1,025,407	0.03%	99.97%	102	105,312	0.10%	99.90%
Total PV Underwriting Income	1,610,610	26,451,833			3,366,539	33,185,503			4,909,935	27,290,680			4,754,570	74,006,316			1,325,868	6,768,405
Terminal Value		1,912,964				3,187,693				2,882,851				13,001,462				1,386,333
Investment Income	0	0			0	0			0	0			0	0			0	0
	$1,610,610	$28,364,797			$3,366,539	$36,373,196			$4,909,935	$30,173,531			$4,754,570	$87,007,778			$1,325,868	$8,154,738
Total Present Value	$29,975,407				$39,739,735				$35,083,466				$91,762,348				$9,480,606

Percentage of total PV	5.37%	94.63%			8.47%	91.53%			14.00%	86.00%			5.18%	94.82%			13.99%	86.01%

Note: The percentages allocated to Renewal Rights agree to the percentages above. The Producer Network percentages have been reduced by the 2% allocated to the Covenants not-to-compete.

AMTRUST FINANCIAL SERVICES
INTANGIBLE ASSET ALLOCATIONS

	Princeton	Covenant	Associated	Alea	Muirfield
Renewal rights	8.00%	5.00%	13.00%	5.00%	12.50%
Covenant not to compete	2.00%	2.00%	2.00%	2.00%	2.00%
Agency relationships	90.00%	93.00%	85.00%	93.00%	85.50%
Totals	100.00%	100.00%	100.00%	100.00%	100.00%